EXHIBIT 14.1

Code of Conduct

For over 75 years, Tyson Foods’ success has been based on the most valuable asset we have as a company – our people. From our earliest days of hauling live chickens to market, to our current position as one of the world’s largest food production companies, our commitment to “Doing What’s Right!” with regard to our people has sustained the growth of our company, enhanced our reputation, and elevated respect for our brand.

The guidelines expressed in this Code of Conduct are drawn from existing policies and procedures. Of course, no single document or code can address every possible business situation. This Code, however, provides a foundational resource that offers guidance on how to act in most situations. It also provides specific guidance on whom to contact when questions or concerns arise about a situation or a particular transaction.

Our focus on taking care of our customers, shareholders, suppliers, and Team Members is apparent in the way we conduct business every day. Our Core Values, Cultural Tenets, Customer Creed, business strategy, and this Code of Conduct are guidelines that are available to each of us to make sure we conduct business the right way, the ethical way, every day.

A company culture begins with its leaders and grows through the actions and behaviors of its people. Our executive team may set and articulate values, tenets, creeds, and policies, but all of us are responsible for executing and exemplifying the company culture of “Doing What’s Right!”

/s/ John Tyson
Chairman
Tyson Foods, Inc.

/s/ Donnie Smith
President and CEO
Tyson Foods, Inc.

Section 1: Introduction

Applicability

This Tyson Foods, Inc., Code of Conduct (“Code”) describes the basic ethical standards that should be observed by the Company, the Tyson Board of Directors, Team Members, business units, and subsidiaries (“Tyson”). These standards also apply to consultants, lobbyists, brokers, agents, and other representatives of Tyson. This Code of Conduct expresses the foundation for our Company’s policies. All Team Members are encouraged to review the related Tyson policies that are linked under “Company Info” on the Tyson Intranet home page. Any waiver of principles expressed in this Code must be approved by the Board of Directors.

This Code attempts to address the most common legal and ethical issues that we might encounter; however, it cannot address every business situation. When deciding whether an action is ethical, or permitted under this Code, consider the following questions:

•	Does my action comply with Tyson Foods’ Core Values?

•	Do I feel like this action is the right thing to do?

•	Is it consistent with the way I would want to be treated?

•	Would Tyson or I be embarrassed if my action were published in the newspaper?

•	Is it legal?

If you have any doubts about an action you are considering, seek guidance from one of the resources listed within this Code or contact the Tyson Help Line at 1-888-301-7304.

Training and Verification

Our business success depends on each Team Member’s commitment to operating with integrity, respect, accountability, and honor. All Team Members and Tyson Directors must participate in an annual compliance-training curriculum and certify that they understand and agree to follow the provisions of this Code. In addition, certain Team Members may be required to participate in training and acknowledge their understanding of key policies based on their specific roles and responsibilities. To review the current year’s training curriculum, please refer to the Required Training Policy.

Reporting, Retaliation, and Consequences

We must all be alert and sensitive to workplace situations that could result in illegal or unethical actions. If you become aware of, or suspect, any violation of the law, the Code, or Tyson policy, you have a duty to report the issue promptly to a member of management with whom you feel comfortable or your local Human Resources (HR) representative. As part of your personal responsibility for “Doing What’s Right,” you should never delegate the responsibility of reporting misconduct, nor should you assume someone else will report the misconduct.

Tyson recognizes there may be situations where you do not feel comfortable going to local management or you may want to remain anonymous. In these situations, we recommend using the Tyson Help Line (1-888-301-7304) or the Tyson Web Line (tysonintegrity.eawebline.com).

We also encourage you to use these confidential options when you:

•	Want further advice or guidance on an ethical issue;

•	Want to tell us about a situation where you think the law or Company policy has not been upheld; and/or

•	Think issues you have reported locally are not being addressed properly.

The Tyson Help Line and Web Line are free, accommodate most languages, and are available 24 hours a day, seven days a week. All of our reporting avenues are provided to uphold our commitment to our Core Values and to protect the rights of Team Members without fear of retaliation.

Tyson is devoted to maintaining a workplace where we can all raise questions or concerns without fear of retaliation. Tyson prohibits all forms of retaliation, including but not limited to verbal abuse or exclusion by management or coworkers, demotion or denial for promotion, relocation or reassignment, threats of physical harm to person or property, and other adverse employment actions against those who in good faith report illegal or unethical conduct. This protection extends to those who cooperate in an official investigation.

Appropriate corrective action, up to and including termination, will be taken against any Team Member or Tyson Director whose conduct violates the provisions of this Code. Corrective action may extend to those who have knowledge or authority for failing to prevent, detect, or report a known violation or misconduct. Additionally, in cases in which a reporting Team Member is found to be involved in a violation, the Team Member may be disciplined when appropriate.

Company Records

Tyson expects Team Members to create clear and accurate records, whether paper or electronic, and to maintain those records securely and in accordance with generally accepted accounting practices, any applicable government regulations, and all applicable Company policies. Company record-retention and destruction activities are governed by company-approved retention schedules and any applicable litigation or tax holds. Please refer to the Record Retention and Disposal Policy or contact the Records Retention staff for further guidance.

Reporting

Q: Do I have to give my name when I use the Tyson Help Line or Web Line?

A: Because we keep your information confidential, we would rather you identify yourself as this helps us to better assess the concern you are raising. However, if you wish to remain anonymous, you may do so. In some cases, it does make it more difficult to conduct a thorough investigation.

Q: Do I have to be absolutely sure there is a problem before I make a report?

A: No. If you have a real and honest concern the law or our standards are being violated or have been violated, then you must report it. If it turns out your concern, reported in good faith, was unfounded or mistaken, you will not be penalized.

Retaliation

Q: How can I be sure I won’t be penalized if I report wrongdoing?

A: Tyson is fully committed to protecting your position and maintaining the independence, impartiality, and confidentiality of the reporting and Help Line process. Anyone who tries to undermine our commitment not to retaliate against those who report in good faith can expect to be disciplined.

Consequences

Q: What if someone makes a malicious or frivolous report?

A: Making a malicious or frivolous report or deliberately giving false information will be treated as serious misconduct, and disciplinary action may result.

Q: What will happen when I call the Tyson Help Line?

A: Your call will be answered by the trained staff of an independent third-party call-center provider. They will take written details of your report then make a confidential report to the Corporate Ethics and Compliance Department. Your call will not be recorded, and the details will only be provided to those investigating your concern. At the end of the call, you will be provided a reference number so you can contact the Help Line again to get a status of your report or to provide additional information.

Confidential and Personal Information

Each day, Team Members are entrusted with confidential information from and about Team Members, customers, vendors, and our business. Team Members are prohibited from using or sharing any confidential information with third parties unless the third party signs a non-disclosure agreement. A non-disclosure agreement, or confidentiality agreement, is a legal contract intended to protect proprietary or confidential information. The parties involved in the non-disclosure agreement promise not to share information described except as specifically permitted in the agreement.

The Tyson Legal Department will review a non-disclosure agreement to ensure it includes all the appropriate information to protect Tyson and its proprietary or confidential information. Non-disclosure agreements should be in place prior to sharing proprietary or confidential information with another company, as well as when another company is sharing confidential information with Tyson.

Data Classification and Privacy

Data classification is a system for identifying and protecting information critical to Tyson, its Team Members, supply partners, and customers. It is one of the first steps Team Members can take to safeguard Tyson information.

Data classification applies to any application, system, or device connected to the Tyson network, such as (but not limited to) Internet access, email, handheld devices, smart phones, desktops and laptops, plant and manufacturing control systems, physical documents, drawings, pictures, and specifications. In order to provide appropriate levels of protection, data needs to be classified according to sensitivity, which includes the confidentiality and availability related to the storage, processing, and transmission of data.

Data owned, used, created, or maintained by Tyson is classified into one of three categories, which are listed below with a sample (not all inclusive) of Tyson data within each category:

•	Public (Non-Confidential)

•	Publicly posted press releases

•	Publicly available marketing materials

•	Tyson Confidential

•	Business partner information

•	Internal directories and organization charts

•	Tyson Restricted Confidential

•	Medical records

•	Social Security numbers

Team Members are required to utilize the appropriate data classification in headers and/or footers for documents, presentations, and spreadsheets. In addition, we are encouraged to encrypt and password protect Tyson Restricted Confidential data to ensure that such data is secured and not accessible for unauthorized use. Please refer to the Data Classification Policy for further guidance and resources to protect our data.

Section 2: Who We Are

•	We strive to be a company of diverse people working together to produce food.

•	We strive to be honorable people.

•	We strive to be a faith-friendly company.

Tyson Foods’ Core Values ensure our Company’s commitment to the well-being of all Tyson Team Members. We are expected to act responsibly in the workplace by treating each other with dignity and respect; following all rules, policies, regulations, and laws; reporting policy violations; and working ethically at all times.

Team Member Bill of Rights

Tyson is committed to fostering an environment in which Team Members can work together in a safe and productive workplace. Tyson has implemented a Team Member Bill of Rights that sets forth the rights and responsibilities of all Team Members, including the right to:

•	A safe workplace,

•	Be free from discrimination and retaliation,

•	Certain information,

•	Compensation for work performed,

•	Adequate facilities and equipment,

•	Training, and

•	Tell Tyson First.

Human Rights

Tyson Foods’ human-rights practices are grounded in the Company’s Core Values, Team Member Bill of Rights, and this Code. These documents outline the many rights, benefits, and responsibilities enjoyed by and expected of Team Members. We strive to provide our Team Members a safe workplace and payment of wages owed for the work they perform.

Team Members are encouraged to honor their social, economic, cultural, and political institutions and to respect those of fellow Team Members. In addition, we do not employ anyone under the legal age of employment, and we do not tolerate forced and compulsory labor.

These rights, benefits, and responsibilities correspond with, or are in addition to, all other rights provided by state or federal law.

Dignity and Respect

Q: My coworker is frequently rude and insulting toward on-site contractors. He claims this is a way to achieve the best performance. Is such behavior acceptable because they are not Team Members?

A: No. It is not acceptable, and in the long term, it is likely to adversely affect the contract and damage the vendor relationship. You should talk to your local HR manager about this behavior or call the Tyson Help Line.

Inclusion and Diversity

Q: One of my coworkers seems to be picked on constantly by others. I discussed this with another Team Member who advised me to ignore the situation because if I spoke up I could “become the next target.” Where can I go for advice?

A: You have a right to challenge and should challenge inappropriate or unacceptable behavior. You need to report this to your immediate supervisor to get this resolved at a local level. If you don’t feel comfortable, seek advice from HR or call the Help Line.

Equal Employment Opportunity

Q: My supervisor is recruiting and hiring new Team Members, but is excluding applicants because of age. How can I best advise my supervisor that this is wrong?

A: Do not discuss the situation with your supervisor. Tyson does not allow age discrimination. Instead, seek advice from your HR representative and allow him or her to handle the situation.

Dignity and Respect

Team Members should treat one another with dignity and respect at all times. We should always be fair, reasonable, and courteous in our interactions. We should all practice the “Golden Rule” of treating others as we wish to be treated, thus helping to create a respectful workplace where each Team Member’s contribution is valued.

Inclusion and Diversity

Tyson is dedicated to promoting an environment of inclusiveness. We recognize that understanding, respecting, and valuing inclusion and diversity is central to Tyson Core Values and its business culture. Team Members are encouraged to embrace and foster their diverse nature, and respect the diversity of others. Diversity includes differences in race, religion, national origin, or education, skills, background, thoughts, and experiences. Tyson is devoted to maintaining an inclusive work environment in which all Team Members feel welcome and each individual is considered a valued member of our team. Together we will ensure Tyson continues to encourage a culture of diversity, inclusion, and engagement, thus promoting the idea of ONE – One Person, One Team, One Goal.

Equal Employment Opportunity

Tyson is dedicated to equal opportunity in all aspects of employment from recruitment to retirement. All personnel actions will be administered solely upon a Team Member’s or applicant’s qualifications, skills, performance, and abilities without discrimination with respect to any condition or characteristic protected by applicable laws.

Harassment and Discrimination

Tyson is committed to providing a workplace free from unlawful harassment and discrimination. Our Harassment and Discrimination Policy prohibits any kind of unlawful harassing or discriminatory behavior, such as that involving race, sex, age, religion, veteran’s status, color, national origin, disability, or sexual orientation. Harassment and discrimination are strictly prohibited in any form, including verbal, written, visual, or physical actions. We are required to exercise good judgment in our actions and interactions with others in and outside of the workplace; this expectation extends to our vendors, brokers, clients, and customers. We should treat one another with dignity and respect at all times by always being fair, reasonable, and courteous in our interactions with each other. We help to create a unified and respectful workplace by practicing the “Golden Rule” – treating others as we wish to be treated.

Team Members are required to immediately report any real or perceived harassment, discrimination, or unwelcomed behavior to their supervisors, local HR representatives, the Employment Compliance Department or the Tyson Help Line. Tyson is committed to assessing all complaints and taking swift remedial action as appropriate.

Workplace Violence

Providing a safe workplace is one of our Core Values. Tyson is committed to maintaining a working environment free of violence or threats of violence. Tyson strives to provide an atmosphere in which all Team Members, visitors, contractors, and business partners are treated with dignity and respect. This includes freedom from inappropriate language, gestures, threats of violence, or physical violence. Workplace violence not only includes physical acts involving a weapon but also written or verbal remarks, such as making false, malicious, or unfounded statements against another person. Workplace violence is strictly prohibited and is absolutely not tolerated. Violations of this policy can lead to disciplinary action, up to and including termination.

Potential Conflicts with Tyson Business (Conflicts of Interest)

Team Members have a duty to avoid possible conflicts of interest. For example, a conflict may exist if a situation arises where a Team Member’s or a family member’s personal interest conflicts with the interests of Tyson Foods, or a Team Member uses his or her position at Tyson Foods to achieve personal gain. Such a conflict of interest may harm the integrity of both Tyson and the Team Member. All Team Members have a duty to report any personal, property, or business interests or obligations that might conflict or appear to conflict with the interests of Tyson. Situations or circumstances that may present or be perceived to present a conflict of interest should be disclosed to the Company according to the guidelines in the Potential Conflicts with Tyson Business Policy. Each disclosure will be evaluated by the Team Member’s direct supervisor, HR, and the Ethics and Compliance Department for propriety on an individual basis. Gifts and entertainment may also be perceived as a conflict of interest; please refer to the section of Gifts and Entertainment for further guidance or contact the Ethics and Compliance Office.

Faith-Friendly Workplace and Chaplain Services

At the heart of Tyson Foods’ commitment to people is a profound respect for the Company’s rich culture of various traditions, faiths, and beliefs. Our vision of being a faith-friendly company centers on the idea that faith enriches the workplace. Through Chaplain Services, Tyson provides Chaplains who offer counseling and personal guidance to Team Members of all faiths. Tyson strives to be a faith-friendly company by respecting all Team Members and acknowledging their faith in a manner that is respectful of all traditions and beliefs.

Chaplain Services offers proactive assistance with a spiritual foundation. Chaplains are available to talk in confidence with Team Members about many issues, including health concerns, marital and family issues, grief and death, substance abuse, and job and financial concerns. Team Members are encouraged to refer to the Chaplain Services intranet page or reach out to the Director of Chaplain Services for further guidance.

Religious Accommodations

Tyson is dedicated to providing a workplace that is free from religious discrimination and intolerance. In order to maintain this commitment, we have adopted a Religious Accommodation Policy that outlines the guidelines and procedures for making reasonable accommodations for religious practices and observances. Team Members who believe their work requirements conflict with their sincerely held religious beliefs or practices must promptly report their concerns to their local HR representatives or contact the Tyson Help Line.

Substance Abuse

A large part of Tyson Foods’ success relies upon each Team Member performing his or her best while at work. Using alcohol or illegal drugs in the workplace prevents Team Members from contributing at their highest levels and puts their fellow Team Members in danger. Furthermore, Tyson does not allow the misuse of prescription medications or the use of alcohol, illegal drugs, or controlled substances in the workplace. Team Members are strongly encouraged to seek help for dependency issues.

All Team Members should become familiar with our Drug and Alcohol Abuse Policy. If you are ever suspicious of a Team Member’s behavior, you must immediately report your concern to a HR representative or the Tyson Help Line.

Management Standards of Behavior

Those who are managers or supervise other Team Members have additional responsibilities, and our Management Standards of Behavior Policy sets forth guidelines and expectations for appropriate managerial behavior and disciplinary protocols. As leaders, we are to comply with and be stewards of Tyson Foods’ Core Values and Cultural Tenets – both in word and deed. Whether we are on the job or off, managers have an obligation to align ourselves with these values and tenets. Management Team Members are the first point of contact when Team Members have concerns, and as such, need to be ready and willing to listen and respond appropriately. Management Team Members have the additional responsibility of closely monitoring compliance with the Code of those they supervise and ensuring that third parties with whom they interact are aware of and comply with the policies and procedures.

Social Media

Social media tools have added another dimension to the way we communicate. As we engage in these online communities, remember that the Code and policies apply to all online communications. Tyson respects your right to personal speech. At the same time, Tyson also prohibits us from sharing sensitive business information, such as posting messages about business performance that could be perceived as material to the share price. Federal regulations require that you disclose your affiliation with Tyson if you comment about the Company or its products. Tyson reserves the right to investigate and take appropriate action against those who violate the Code or policies through social media tools. Whether you’re engaging in public or virtual communities, it’s always good to remember that online communications tend to be “evergreen.” After something is posted, more often than not, the information stays up indefinitely and can be read out of context. Think before you post.

Immigration Laws

A diverse workforce is critical to Tyson Foods’ success, and we are committed to employing only individuals who are legally authorized to work in the United States.

Tyson is devoted to ensuring all of our hiring locations consistently implement and follow our Employment Eligibility Policy. Accordingly, we have established procedures that include training, certification, record keeping, and third-party verification to ensure compliance. Team Members are prohibited from knowingly hiring or allowing anyone to continue working if they are not authorized for employment.

If Team Members have questions regarding U.S. immigration and naturalization laws, they should contact Employment Compliance or the Legal Department.

Use of Company Assets

Tyson provides Team Members with the assets necessary to achieve business objectives. These assets may include such items as a photocopier, a cell phone, or a Company car. Assets also include confidential Company information, Company goodwill, or Company logos. Misuse of any Company asset costs Tyson Foods money and is strictly prohibited. Tyson expects us to use good judgment in the proper use and care of these Company assets. If you suspect misuse of a Company asset, contact a member of management or the Tyson Help Line.

Trade Secrets

Trade secrets and intellectual property give Tyson an advantage over our competitors and customers. Protecting this information keeps us ahead of the competition. A trade secret can be a formula, practice, process, design, instrument, pattern, or compilation of information that is not common knowledge. Intellectual properties are creations of the mind – inventions, patents, names, images, trademarks, designs, literary and artistic works, and symbols. To protect Tyson information, we need to make sure we discuss with others only Tyson information that is public and non-confidential or is protected by a confidentiality agreement that has been approved by the Legal Department.

E-mail and Internet Usage

When using a Tyson e-mail or instant-messaging account, or visiting a website on the Internet at work, you are representing Tyson to the world. To communicate the acceptable use of these accounts and the various information system resources, Tyson has adopted an Electronic Usage Policy to protect the interests of the Company, our business partners, and Team Members from the loss or compromise of confidential data. Team Members may not use these tools at work for personal gain or for unlawful or unethical purposes. Tyson monitors Team Member usage of e-mail and the Internet. Team Members are expected to use e-mail and the Internet responsibly and to limit personal use of these tools in the workplace so that it will not affect job performance or the success of the Company. Questions or concerns regarding improper e-mail or Internet usage should be directed to HR, the IS Security Department, or the Tyson Help Line.

Raffles and Lotteries

Raffles and lotteries, which are defined as the payment of money for the purpose of obtaining a “chance” to win a prize, are forbidden in most states, even if the beneficiary of the raffle or lottery is a charity.

It is permissible to raise funds through donations made directly to a charity or to raise funds through events that do not require payment to obtain a “chance” for a prize. For instance, a donor could make a donation to receive a small item (a cookie, a soft drink, candy, a meal), and all donors could be entered in a door-prize drawing because they made a donation in exchange for the item, not to enter a drawing. Any questions should be directed to the Legal Department or the Ethics and Compliance Department. If you are in doubt regarding participating in or organizing a raffle, please reach out for guidance before proceeding.

Section 3: What We Do

•	We feed our families, the nation, and the world with trusted food products.

•	We serve as stewards of the animals, land, and environment entrusted to us.

•	We strive to provide a safe work environment for our Team Members.

Tyson Foods’ Core Values reinforce the Company’s deep-seated commitment to produce trusted food products. We are expected to act responsibly in the workplace and comply with all applicable laws, regulations, and policies for food safety, animal welfare, the environment, and Team Member safety.

Food Safety and Quality

Our customers and consumers trust us to deliver high quality, safe products that provide the dietary benefits and food value promised on each product’s label and in our advertisements. In keeping with these expectations, Team Members need to take appropriate responsibility throughout the process to ensure that food safety is always one of Tyson Foods’ top priorities.

Team Members are obligated to adhere to government regulations and the Company’s Food Safety and Quality Assurance (FSQA) Policies and Procedures. Any actual or suspected failure to comply with these regulations or policies must be reported to a member of management or the Tyson Help Line. Standards and expectations governing food quality and safety are complex and frequently change; therefore, Team Members are encouraged to seek guidance from a FSQA representative to ensure full compliance.

Team Members must immediately report any actual or suspected, accidental or intentional non-compliance with all applicable food-safety laws, regulations, or Company-defined policies to the FSQA Department, or the Tyson Help Line.

Animal Well-Being

Tyson has a long-standing commitment to the well-being, proper handling, and humane slaughter of all animals used in its food products. This is not only the right thing to do; it is also an important moral and ethical obligation the Company owes to suppliers, customers, Team Members, and most importantly of all, the animals entrusted to us and upon whom the Company depends for its products and our livelihood.

Team Members and contract producers or suppliers should raise, transport, and slaughter animals in an environment that complies with all federal, state, and local laws for humane treatment and slaughter. We are all expected to respect and serve as stewards of the animals the Company works with every day, treating them in a proper manner at all times.

Tyson has an Office of Animal Well-Being and our position statement on animal well-being to provide guidance regarding animal well-being expectations and standards. Each Team Member is expected to immediately report any actual or suspected accidental or intentional mistreatment of animals to his or her supervisor, Food Safety and Quality Assurance Department, Office of Animal Well-Being, or the Tyson Help Line.

Food Safety and Quality

Q: I witnessed someone not following the product specification. What should I do – it’s not like it is a food-safety issue?

A: Whether it is a food-safety issue or customer expectation, all standards must be followed. Contact a member of the FSQA staff immediately so that they can look into the matter.

Health and Safety

Q: My lead asked me to do a job that I am not trained for, one which has safety implications. What should I do?

A: You should not undertake a job you have not been trained to do. Talk to your lead about getting the right training for the job. Seek advice on what sort of training is needed from your manager or local safety representative, and if necessary, ask them to support you in discussing what is required with your lead.

Environmental

Tyson is committed to protecting natural resources to maintain clean air, water, and land for our world. Team Members are required to perform work in an environmentally responsible manner, including minimizing water usage, practicing proper housekeeping, and ensuring proper storage and disposal of waste. Team Members are accountable for managing all operations in an environmentally responsible manner so as to meet or exceed environmental laws and regulations.

The federal regulatory agency responsible for overseeing environmental compliance is the Environmental Protection Agency (EPA). There are many federal and state laws, rules, regulations, and Tyson policies which govern environmental compliance. Should questions arise, Team Members are encouraged to seek guidance from the complex environmental manager or the Corporate Environmental Health and Safety Services Department. Any actual or suspected, accidental or intended failure to comply with these laws, regulations, or policies needs to be reported to a member of management, the Environmental Health and Safety Services Department, or the Tyson Help Line.

Health and Safety

Tyson promotes a culture that values the health and safety of its Team Members. We view workplace injuries and illnesses as unacceptable, and improving our health and safety performance is a priority. We have created and implemented programs to reduce the frequency and severity of these events, and we review and monitor our performance closely. Additionally, we aspire to have zero injuries and illnesses, and we are working to build an incident-free culture that is grounded on the premise of eliminating workplace risks and hazards and continual improvement. Team Members must understand and comply with our policies; safety, health and environmental laws; and all regulations that affect our business activities.

Tyson has created and implemented standards, known as the Core Safety Mandates. These mandates focus on three critical areas regarding accident prevention and Occupational Safety and Health Administration (OSHA) compliance including:

•	Lock out and tag out,

•	Confined space entry, and

•	Fall-protection.

Contractors, suppliers, and others who work with us must also follow applicable laws and regulations. Team Members must promptly report unsafe work conditions, threats, and unusual actions or situations (including those relating to vendors or customers). Speak up if you observe unsafe behavior. Do not allow yourself or anyone to ignore established safety practices or procedures. If you see anyone performing an unsafe act or creating an unsafe condition, stop the Team Member and explain what they are doing that is unsafe. Let your fellow Team Members know, “I Got Your Back!” If you do not feel comfortable talking with someone directly, tell the Team Member’s supervisor, the local HR representative, or contact the Tyson Help Line.

Sustainability

Tyson Foods is one of the world’s largest processors and marketers of chicken, beef, and pork food products. As our company has grown, so have our responsibilities. We understand our actions and decisions have an impact. We recognize the global community we serve faces unparalleled economic, environmental, and social issues such as increased unemployment rates, resource scarcity, and extreme hunger and poverty. Understanding and addressing these issues is consistent with the Core Values of our company.

We believe our triple-bottom-line success, including social progress, environmental excellence, and economic growth, will continue as we strive to do the right thing with respect to people, planet, and profit. Sustainability touches every aspect of our company and our operations. Accordingly, we define sustainability in a way that brings responsibility and accountability into every business activity and process. Our Core Values and focus on sustainability guide our actions on important issues such as hunger relief, food safety, environmental protection and resource conservation, animal well-being, ethical business practices, the health and safety of our Team Members, and returning a profit to our shareholders.

We are committed to building the world’s most extraordinary food company and to conducting business in a manner that builds financial success, respects the environment, and supports those in need.

To review our most recent sustainability report, visit www.tyson.com.

Section 4: How We Do It

•	We strive to earn consistent and satisfactory profits for our shareholders and to invest in our people, products, and processes.

•	We strive to operate with integrity and trust in all we do.

•	We strive to honor God and be respectful of each other, our customers, and other stakeholders.

Regulatory Compliance

There are numerous laws and regulations that Tyson and its Team Members must observe and obey. The Company’s actions and dealings with federal, state, and local governmental officials must comply with all applicable laws and regulations. They must also be free from even the appearance of wrongdoing. Team Members, Tyson Directors, consultants, lobbyists, agents, and other representatives of Tyson must adhere to the highest ethical standards of conduct when dealing with government personnel.

Sarbanes-Oxley Act (SOX) and Financial Reporting

The accuracy and completeness of our financial reports are important to our shareholders and Tyson as a company. The SOX Act of 2002 requires that senior management take individual responsibility for the accuracy and completeness of published corporate financial reports. Each fiscal quarter, Tyson Foods’ executive and senior-management teams certify the integrity of the Company’s financial reports.

Financial reporting controls have been installed to ensure that we are compliant with these requirements. External Auditors and our Internal Audit Department perform audit testing throughout the year to verify the effectiveness of these controls. The Securities and Exchange Commission (SEC) requires Tyson to file periodic reports (8-K, 10-Q, and 10-K), quarterly earnings releases, and an Annual Report; all of which report significant events. These reports are considered public (non-confidential) information after they have been filed and published and are available on www.sec.gov. For more information regarding SOX or the requirements of the SEC, contact Legal, Finance and Accounting, or the Internal Audit Department.

Securities (Stock) Trading

All Team Members have a responsibility to keep inside information or “family talk” inside the family and to comply with insider trading laws under federal and other applicable securities laws. The Securities Trading Policy is in place to assist Team Members and their relatives from performing any illegal use or exchange of information about our company or any other publically traded company, including information about our customers, suppliers, and business partners.

In addition, there are specific safeguards and processes in place for those in senior management (or those designated by senior management) who routinely have access to significant financial or strategic information not yet released to the public. This financial or strategic information not yet released to the general public is commonly referred to as non-public material information. Non-public material information is any information that a reasonable investor would consider important in a decision to buy, hold, or sell stock or any information which could reasonably affect the stock price.

If you have any questions about specific stock transactions, reach out to the Legal Department. Remember, the ultimate responsibility for adhering to the securities trading expectations rests with you. Always use your best judgment. If you become aware of potentially illegal use or exchange of non-public material information, contact the Legal Department or the Tyson Help Line.

Securities (Stock) Trading

Q: What are some examples of material information?

A: In short, any information which could reasonably affect the stock price, whether it be of our company or another company. Common examples of material information are: projections of future earnings or losses; news of a pending or proposed merger, acquisition, or joint venture; news of a significant sale of assets; changes in senior management; the declaration of a stock split or the offering of additional securities; significant new products or discoveries (see section on Trade Secrets); and the gain or loss of a substantial customer or supplier. Remember, either positive or negative information may be considered material.

Whistle Blower

Tyson has adopted a Whistle Blower Policy that defines formal procedures for Team Members and other interested parties to confidentially and anonymously bring good-faith material or significant concerns or complaints regarding accounting matters or publically filed documents to the attention of the Audit Committee of the Board of Directors without fear of dismissal or retaliation. Team Members are required to immediately report any real or perceived illegal or unethical financial or accounting conduct using the procedures described in the Whistle Blower Policy or by contacting the Tyson Help Line.

Political Activities and Contributions

Government decisions affect Tyson and the communities in which our Team Members live. For that reason, we encourage involvement in civic affairs, including running for office or supporting those who do. However, there are restricted political activities that may not be undertaken without the pre-approval of the External Relations Department:

•	Using your work time or another Team Member’s work time for personal political activities.

•	Using Tyson assets (phone, computer, copier, vehicle, etc.) for personal political purposes.

•	Using Tyson funds for political activities.

At Tyson, we engage public officials through memberships in trade associations, local “grassroots” relationships, direct lobbying, and other initiatives. Since lobbying activities are regulated by law, any lobbying activity on behalf of Tyson must be limited to those endorsed and expressly approved by the External Relations Department and reported quarterly.

Team Members may make direct political contributions of their own money in accordance with applicable law, but such contributions may not be made in the name of Tyson. Team Members are restricted from using their positions to coerce contributions from other Team Members for the purpose of supporting a charity, political candidate, political party, or political action committee. No political contributions made by Team Members may be reimbursed through Tyson expense accounts. In addition, political contributions may not be made on Tyson Foods’ behalf directly or indirectly through suppliers, customers, or agents.

Contributions to federal candidates and political parties may be made by the Tyson Political Action Committee (TYPAC), which is a federal PAC organized and administered under applicable law. Contributions to TYPAC by eligible salaried Team Members are voluntary. For further information on political contributions by the Company or by TYPAC, please refer to the Company’s Charitable and Political Contribution Policy and the TYPAC Political Contribution Policy.

Political Activities and Contributions

Q: I don’t have any contact with government officials, but I am sometimes asked to research pending legislation. Do I have to know anything specific about the lobbying rules?

A: Yes. There may be rules that require you to report the time you spend supporting those who lobby the government directly. It’s best to ask the Legal Department or the External Relations Department for guidance.

Labor Unions and Relations

The highest ethical standards must be upheld when interacting with labor unions and their representatives. In keeping with these high ethical standards, the solicitation or giving of bribes, illegal gratuities, improper gifts, or anything of value in any form by or to a labor union officer, official, member, or other union representative is strictly prohibited and will not be tolerated. Such conduct may constitute a violation of the National Labor Relations Act or other federal statutes and may result in disciplinary action. Questions or concerns regarding labor relations or unions should be directed to the Corporate HR Department or the Tyson Help Line.

Antitrust Laws and Competition

The United States adopted antitrust and pricing discrimination laws to protect free enterprise by ensuring vigorous competition. Tyson is committed to doing its part to preserve free enterprise by requiring that all Team Members strictly obey all applicable antitrust laws and follow the governing principles contained within our Pricing and Competitive Information Policy. Team Members who are routinely involved in the negotiation, pricing, review, approval, or execution of a written or oral agreement relating to the sale of Tyson products or the purchase of products and raw materials for Tyson must pay special attention to the guidelines and requirements of the Pricing and Competitive Information Policy.

Matters and issues involving antitrust laws or the Company policy on pricing and competitive information should be brought to the attention of the Legal Department or the Tyson Help Line.

Gifts and Entertainment

Although buying gifts and paying for entertainment are customary business practices, they can sometimes be perceived as conflicts of interest. Offering or receiving any gift, gratuity, travel, meal, entertainment, or other hospitality that might be perceived as a way to influence a business decision must be avoided, especially when a government official is involved (see section on Anti-Corruption).

Directors, Team Members, and third parties conducting business on behalf of Tyson must follow the rules contained within the Gift and Hospitality Policy. In summary, the policy contains several key provisions:

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We (and our families) must never give (or receive) gifts of cash or cash equivalents (such as gift cards, checks, or gift certificates) or loans of any amount to (or from) a government official or a non-government party (such as, a current or potential supply partner, contractor, or customer). Receiving such items or favors may compromise or appear to compromise your ability to make objective, impartial, and fair business decisions.

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There may be a legitimate business purpose where a gift, travel, or lodging may be appropriate to provide to a government official, but in every instance it must be specifically allowed under the Gift & Hospitality Policy or written approval is required from the Legal Department before the gift or item of hospitality is offered.

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In the rare occurrence that a gift or item of hospitality is offered from a government official, you must obtain written approval from the vice president responsible for your group prior to accepting if the gift exceeds US$50. For gifts exceeding US$100, you must have written approval from the senior or group vice president responsible for your group. The written approval must be communicated to the Ethics and Compliance Department.

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There may also be a legitimate business purpose where a gift, travel, meal, entertainment, or lodging may be appropriate to exchange with a non-government party, but the exchange must be related to a valid business purpose, should not be considered extravagant, and must have the appropriate level of written approval as follows:

•	Gifts or items of hospitality that exceed US$100 received from a non-government party must have approval from the vice president responsible for the group.

•	Gifts or items that exceed US$250 must have the approval from the senior or group vice president responsible for the group.

Although gifts of an advertising or promotional nature may be given to (or received from) a non-government party, the value of the promotional gift must not be greater than US$100. Promotional items, gifts, and/or other items of hospitality valued at more than US$100 must be approved by the appropriate level (as defined above) and communicated to the Ethics and Compliance Department.

The solicitation of gifts from our business partners, no matter how small, may be perceived to be an attempt to create an obligation to the giver and are therefore inappropriate. This applies at all times and does not change during traditional gift-giving seasons. Team Members must not solicit a gift or entertainment from a current or potential supply partner or customer except for the solicitation of contributions for Tyson-endorsed fundraisers. Please reach out to the Legal Department or the Ethics and Compliance Department for guidance on approved ways to solicit for Tyson-endorsed events before you proceed with your fundraising efforts.

If you become aware of any exchange not consistent with these provisions of the Gift and Hospitality Policy, or the Global Anti-Corruption Policy, contact the Legal Department or the Tyson Help Line immediately.

Gifts and Entertainment

Q: I was given an expensive gift during a business meeting and know that – because of cultural traditions – it would offend the provider if I did not accept it. What should I do with the gift, so as not to offend the provider?

A: You should report the gift immediately to the Ethics and Compliance Department and ask for guidance. Depending on the circumstances and value of the gift, we may ask you to return the gift or seek the provider’s permission to donate it to charity.

Dealing with Regulatory Government Personnel

The United State Department of Agriculture (USDA) and Food and Drug Administration (FDA) regulate the manufacturing of Tyson products. There are particularly strict rules governing dealings with USDA personnel. Team Members, agents, consultants, lobbyists, and other representatives cannot give or receive anything of value to or from any USDA official or employee under any circumstances. This applies to gifts of money; non-monetary items, such as meals, transportation, lodging, entertainment (e.g., tickets to sporting events), and other hospitality; and services (e.g., car washing), as well as any other personal benefit or favor. This standard also applies to all other federal officials regardless of the agency they represent.

If any government official requests a gift of any kind, including gifts of service from a Team Member, the Team Member must decline and immediately report the request to his or her supervisor and the Ethics and Compliance Department. Tyson will not tolerate the solicitation, receiving or giving of bribes, illegal gratuities, or improper gifts in any form by or to any local, state, or federal government personnel (see section on Foreign Corrupt Practices Act or FCPA).

Supplier Code of Conduct

The Supplier Code of Conduct sets forth the principles and high ethical standards that we strive to achieve and expect from our supply partners. These principles and ethical standards include: assuring compliance with legal standards; sharing a desire to provide safe, quality food products; an abiding concern for the well-being of animals; respect for the rights and safety of others; dedication to protection of the environment; and a commitment to sustainable business practices. The Supplier Code of Conduct supplements but does not supersede any rights or obligations established in any agreement we may have with our supply partners. Please contact the Purchasing or Legal Department if you have questions about how the Supplier Code of Conduct applies to contracts with our suppliers.

International Code of Conduct

Tyson has adopted a separate International Code of Conduct, which applies to all Team Members in our international operations and companies and foreign sales offices. Due to the nature and number of possible international ethical concerns, Team Members who act and interact with our business internationally should have an understanding of the International Code of Conduct and the specific laws and expectations governing conduct and business affairs beyond the basic principles found in this Code. International matters or issues should be directed to the Legal Department or the Ethics and Compliance Department.

Federal Sanctions Program Compliance

Federal agencies administer a variety of embargoes and sanctions programs against regimes in foreign countries and individuals and organizations in the United States and elsewhere whose activities have been determined to be contrary to the interests of the United States and its allies (“Federal Sanctions Program”). These countries, individuals, and organizations that have been determined by a federal agency to be a terrorist, a drug trafficker, or a weapons dealer are known as “Targets.” Transactions with Targets are prohibited by federal laws. Severe civil and criminal penalties may be levied against companies and individuals who conduct business with Targets in violation of a Federal Sanctions Program or U.S. export controls. Companies must self report violations of Sanctions Program requirements, and delayed self reporting can be the basis for the government seeking additional penalties against the Company.

Team Members who are responsible for domestic and international trade negotiations are encouraged to “know their customers.” The Ethics and Compliance Department has the capability of determining whether a person, regime, or organization has been designated as a Target.

Team Members must report transactions that they suspect could be in violation of a Federal Sanctions Program to the Ethics and Compliance Department, the Tyson Help Line, or the Legal Department as soon as possible, preferably before the transaction is finalized.

Customs and Import Restrictions

All goods imported into the United States must pass through U.S. Customs, where a duty must be paid unless an exemption applies. Team Members are required to supply accurate information about the classification and value of such goods.

Restrictive Trade Practices and Boycotts

Tyson must not participate in any activity, including those fostered by foreign countries or organizations, intended to restrain trade or promote a boycott of customers or suppliers located in a country friendly to the United States or of U.S. persons, firms, or corporations. If a Team Member receives or learns of a boycott request or a related information request, it must be reported to the Legal Department or the Tyson Help Line.

Anti-Corruption

Anti-corruption laws such as the Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act (UK Bribery Act) are intended to curb dishonesty in international dealings. Team Members must fully comply with all applicable laws, including all applicable foreign tax and currency controls. Team Members must keep accurate records reflecting the true nature of all transactions. Falsification of records or illegal payments may be grounds for civil and criminal prosecution of both the Team Member(s) involved and Tyson. Due to the nature and number of possible international ethical concerns in the countries in which we conduct business, Team Members who conduct Tyson business internationally should have an understanding of the Global Anti-Corruption Policy and its provisions governing international trade beyond the principles found in this Code of Conduct. Additionally, the Global Anti-Corruption Policy contains annual training requirements for certain Team Members. If you have any questions regarding the policy or your training expectations, contact the Legal Department or the Ethics and Compliance Department.

Bribes, Kickbacks, or Payoffs

The FCPA, the UK Bribery Act, and other anti-corruption laws prohibit the payment of any money or anything of value to a foreign official, foreign political party (or official), or any candidate for foreign political office for purposes of obtaining, retaining, or directing business to Tyson. Additionally, the UK Bribery Act prohibits the offering, promising, or giving of a bribe to any private individual or entity.

Matters and issues involving bribes, kickbacks, or payoffs should immediately be brought to the attention of the Legal Department or the Tyson Help Line.

Facilitating Payments

Facilitating payments to government officials made in order to expedite or secure performance of non-discretionary, routine governmental actions (e.g., processing a visa, customs invoice, or the processing of other governmental paper) are not permitted pursuant to the Global Anti-Corruption Policy.

Facilitating Payments

Q: I was informed I could hire a local company or consultant to help get all the necessary permits from a foreign government. An advance payment has been requested to “help move the process along.” I have been told this is common practice in this country. Do we have to worry about it?

A: Yes. We are responsible for the actions of any third party working on our behalf. The request for an advance payment is itself a red flag; the comment to help move the process along is even more so. Consult with the Legal Department before proceeding.

A Final Thought

Tyson Foods believes that the integrity each Team Member brings to his or her position will enable the Company to set the standard for business conduct in the agribusiness industry. This Code of Conduct sets formal expectations that each Team Member must meet to comply with the laws that govern the Company’s business.

All provisions of this Code of Conduct are fully binding, without exception, as long as you are a Team Member. In addition, the provisions in this Code of Conduct protecting the company’s confidential and proprietary information continue to be binding upon those persons who leave Tyson employment, either voluntarily or involuntarily.

If Team Members have questions or concerns about conduct or about provisions of this Code of Conduct, they should promptly bring them to the attention of the Ethics and Compliance Department or the Legal Department.

The Tyson Help Line:

•	Phone – 1-888-301-7304

•	Website – tysonintegrity.eawebline.com

Ethics and Compliance Department

•	Phone – (479) 290-2652

•	E-mail – helpline@tyson.com

•	Fax – (479) 717-0370

•	Mail – 2200 Don Tyson Parkway (CP006), Springdale, AR 72762

Legal Department

•	Phone – (479) 290-4000

•	E-mail – helpline@tyson.com

•	Mail – 2200 Don Tyson Parkway (CP004), Springdale, AR 72762